

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

JUN 27 2003

Form 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2002.

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from ________________ to ________________________.

Commission File Number 0-18110

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

GEHL SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

GEHL COMPANY
143 Water Street
West Bend, Wisconsin 53095

jk/svingpln/11-K

REQUIRED INFORMATION

The following financial statements and schedules of the Gehl Savings Plan, prepared in accordance with the financial reporting requirements of the employee Retirement Income Security Act of 1974, as amended, are file herewith.

jk/svingpln/11-K

PRICEWATERHOUSECOOPERS

Gehl Savings Plan

Financial Statements and Report
December 31, 2002 and 2001

PRICEWATERHOUSECOOPERS

Gehl Savings Plan
Index to Financial Statements

* Other schedules required by the Department of Labor have been omitted because they are not applicable.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
100 E. Wisconsin Ave., Suite 1500
Milwaukee WI 53202
Telephone (414) 212 1600

Report of Independent Accountants

To the Participants and Administrator
of the Gehl Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Gehl Savings Plan (the "Plan") at December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

May 16, 2003

Gehl Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2002 and 2001

	2002	2001
Assets		
Investments (See Note 3)	$ 16,374,198	$ 22,408,368
Receivables:		
Participants' contributions	47,993	65,322
Employer's contribution	15,300	20,123
Interest income	17,494	19,672
Due from broker	38,845	1,688
Total receivables	119,632	106,805
Net assets available for benefits	$ 16,493,830	$ 22,515,173

The accompanying notes are an integral part of these financial statements.

Gehl Savings Plan
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2002 and 2001

	2002	2001
(Reductions) additions		
(Reductions) additions to net assets attributed to:		
Investment (loss) income:		
Interest and dividends	$ 338,429	$ 226,450
Net depreciation in fair value of investments	(4,769,855)	(2,019,728)
	(4,431,426)	(1,793,278)
Contributions:		
Participants'	1,896,107	1,948,192
Employer's	562,070	506,175
	2,458,177	2,454,367
Total (reductions) additions	(1,973,249)	661,089
Deductions		
Deductions from net assets attributed to:		
Benefits paid to participants	4,013,557	1,138,432
Administrative expenses	34,537	37,613
Total deductions	4,048,094	1,176,045
Net decrease prior to plan transfers	(6,021,343)	(514,956)
Plan transfers (Note 8)	-	3,602,185
Net (decrease) increase	(6,021,343)	3,087,229
Net assets available for benefits:		
Beginning of year	22,515,173	19,427,944
End of year	$ 16,493,830	$22,515,173

The accompanying notes are an integral part of these financial statements.

1. Summary of Significant Accounting Policies

Basis of presentation
The accounts of the Gehl Savings Plan (the "Plan") are maintained on the accrual basis of accounting.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment valuation
Investments, except for the Stable Principal Fund, are stated at market value based on the quoted asset values on the last business day of the plan year. The Stable Principal Fund investment is valued at contract value. Contract value represents contributions made under the contract, plus interest at the contract rate, less participant withdrawals.

Income recognition
Since certain of the Plan's assets are reported at current market value in the financial statements, the statements of changes in net assets available for benefits reflect both realized gains and losses and unrealized appreciation and depreciation of plan assets. Interest and dividend income is recognized when earned.

Risks and uncertainties
The Plan's investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Expenses of the Plan
Trustee fees and other administrative expenses of the Plan are paid by the Plan unless voluntarily paid by Gehl Company (the "Company").

2. Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

Participation and administration
The Plan, a defined contribution plan, was established in 1985 to supplement the retirement benefits of those employees participating in the Company's Retirement Income Plan B. The Plan is available to all regular part-time and full-time employees of the Company who meet the eligibility requirements of the Plan. However, union employees are not eligible for any employer contributions. Administration of the Plan is performed by the Pension Committee of the Company. The assets of the Plan are trusteed by Marshall & Ilsley Trust Company.

Funding
The Company's contribution to the Plan is equal to 50 percent of the nonunion participants' basic contributions. The Company's contribution plus the allocation of forfeitures shall not exceed 6 percent of defined annual compensation.

Each participant has an account established for his/her appropriate share of Company contributions, if applicable, and participant contributions to the Plan. A participant's basic contribution is made on a pre-tax basis and may be changed at the participant's discretion on a quarterly basis.

A participant whose basic contribution is 6 percent of defined annual compensation may make supplemental contributions of an additional 1 percent, or any whole multiple thereof, up to a combined total of 15 percent of defined annual compensation, subject to an annual limitation defined by the Internal Revenue Code. Supplemental contributions are also made on a pre-tax basis.

Effective August 1, 1998, the Plan was amended to allow qualifying rollover distributions, as defined.

Investment options
Each participant elects to invest his/her contribution in one or more of the investment funds offered under the Plan. Such elections may be changed on a daily basis.

Vesting
A participant's share of the Company contribution for each year shall vest over 5 years at the rate of 20 percent for each completed year of vesting service. A participant becomes fully vested in the event the Plan is terminated.

Withdrawals during employment
Withdrawals during employment are limited to the amount required to meet the need created by a financial hardship of the participant or for participants reaching the age of 59½. These participants are eligible to withdraw all or a portion of employee contributions, and the accumulated earnings thereon prior to December 31, 1988, upon written request to and approval by the Company. In addition, participants who have reached the age of 59½ are allowed only two withdrawals during any twelve month period.

Distributions upon termination of employment
Participants are entitled to receive, in a lump sum or in substantially equal installments over a period ranging from 5-10 years, the entire value of their vested Company and participant accounts upon normal retirement at age 65, upon early retirement under a Company-sponsored, qualified defined benefit plan or upon disability or death. Participants who terminate for any other reason are entitled to receive the entire value in their participant account and the vested portion of their Company account in a lump sum cash distribution.

Forfeitures
The Plan provides that upon termination of employment a participant's nonvested funds are provisionally forfeited, and allocated with the Company's matching contribution as soon as practicable following each calendar month. After a six-year break in service the forfeiture is final. However, if a participant resumes employment with the Company prior to expiration of the six-year break in service, any conditionally forfeited amount shall be reinstated from current forfeitures if available or a special Company contribution.

Termination of the Plan
The Company anticipates and believes that the Plan will continue without interruption but reserves the right, by action of the Board of Directors, to terminate the Plan, in whole or in part. In the event of such termination, the accounts of all affected participants thereby become fully vested and will be distributed in accordance with the provisions of the Plan.

3. Investments

The following presents investments that represent 5 percent or more of the Plan's net assets.

	2002	2001
Aim Value Fund, 512,722 and 630,576 shares, respectively	$ 3,850,539	$ 6,854,360
Aim Balanced Fund, 85,009 and 97,066 shares, respectively	1,769,027	2,517,888
Vanguard Index Fund, 47,323 and 50,600 shares, respectively	3,840,301	5,358,003
Marshall MidCap Growth Fund, 105,575 and 104,268 shares, respectively	1,000,855	1,448,289
M&I Stable Principal Fund, 3,121,749 and 3,494,692 shares, respectively	3,121,749	3,494,692
Marshall Intermediate Bond Fund, 113,281 and 81,111 shares, respectively	1,082,964	755,953

During 2002 and 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $4,769,855 and $2,019,728, respectively, as follows:

	2002	2001
Gehl Stock Fund	$ (215,644)	$ 44,523
Mutual Funds	(4,554,211)	(2,064,251)
	$ (4,769,855)	$ (2,019,728)

4. Amounts Allocated to Withdrawn Participants

Plan assets of $3,442,267 and $1,719,006 have been allocated to the accounts of persons who are no longer active participants of the Plan as of December 31, 2002 and 2001, respectively, but who have not yet received distributions as of that date.

5. Tax Status of the Plan

The Internal Revenue Service has determined and informed the Company by a letter dated March 25, 2002 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

6. Party-in-Interest Transactions

Transactions involving the Gehl Stock Fund and the funds administered by Marshall & Ilsley Trust Company, trustee of the Plan, are considered party-in-interest transactions. These transactions are not, however, considered prohibited transactions under 29 CFR 408(b) of the ERISA regulations.

7. Plant Closure

On September 28, 2001, the Company announced that the Owatonna, Minnesota, and Lebanon, Pennsylvania plants would be closing during 2002. All active participants in the Plan as of September 28, 2001 became fully vested in their entire account balances. Participant account balances may be withdrawn or remain in the Plan, at the election of the participant.

8. Plan Merger

Effective June 30, 2001, the Mustang 401(k) Plan was merged into the Plan. A transfer of Mustang 401(k) Plan assets was completed on October 2, 2001 in the amount of $3,602,185. Effective July 1, 2001, participants under the Mustang 401(k) Plan became eligible to participate in the Plan.

Gehl Savings Plan
Schedule of Assets (Held at End of Year)
December 31, 2002

	Market Value
Equity Instruments	
* Gehl Stock Fund: 37,000 shares	$ 318,999
Aim Value Fund: 512,722 shares	3,850,539
Aim Balanced Fund: 85,009 shares	1,769,027
Vanguard Index Fund: 47,323 shares	3,840,301
* Marshall MidCap Growth Fund: 105,575 shares	1,000,855
* Marshall International Stock Fund: 61,268 shares	519,557
Fidelity Equity Growth Fund: 10,716 shares	361,867
Fidelity Equity Income Fund: 25,029 shares	508,340
	$ 12,169,485
Fixed Income Instruments	
* Marshall Intermediate Bond Fund: 113,281 shares	$ 1,082,964
* M&I Stable Principal Fund: 3,121,749 shares	3,121,749
	$ 4,204,713

* Denotes party-in-interest.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee of the Gehl Savings Plan has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized, in the City of Milwaukee and the State of Wisconsin, this 23 day of June, 2003.

GEHL SAVINGS PLAN

By: Marshall and Ilsley Trust Company



Typed Name: WILLIAM P. GROW

Title: VICE PRESIDENT

JK/svingpln/11-K

EXHIBIT INDEX
GEHL SAVINGS PLAN
FORM 11-K

Exhibit No.	Exhibit
(23)	Consent of PricewaterhouseCoopers

jk/svingpln/11-K

Exhibit 23

jksvingpln/11-K

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-02195) of Gehl Company of our report dated May 16, 2003 relating to the financial statements of the Gehl Savings Plan which appears in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Milwaukee, Wisconsin
June 25, 2003